Exhibit 99.1

Sea Limited Reports First Quarter 2022 Results

Singapore, May 17, 2022 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the first quarter ended March 31, 2022.

“We recorded solid results across our business in the first quarter of 2022, despite challenging comparisons to the same period last year during heightened COVID-related restrictions. As a result, we are well on track to achieve our previously shared projections of profitability in our Asia markets, while continuing to scale our businesses and capture market share globally,” said Forrest Li, Sea’s Chairman and Group Chief Executive Officer.

“Shopee and SeaMoney continued to enjoy operating leverage and efficiency gain as they scale and strengthen their market leadership positions. With the significant scale, strong leadership and clear synergies achieved by both businesses in Southeast Asia and Taiwan, our consumer internet ecosystem in the region is naturally approaching a stage of long-term profitable growth.”

“While Garena experienced headwinds in its growth post-COVID, we saw some preliminary positive effects from our efforts to improve user engagement in Free Fire. In particular, the monthly user trends for Free Fire began to show some early signs of stabilizing toward the end of the first quarter. While this is encouraging, the longer-term impact of reopening around Free Fire remains to be seen and we will continue to focus on user engagement and user base stabilization.”

“In the past two years, we successfully navigated the major uncertainties brought by the pandemic to capture the significant growth opportunities presented to us across all businesses. As we enter a new period, we recognize that the current macro trends and uncertainties could affect our region and the world in the near to mid-term. The experiences, capabilities, resources and strong leadership positions we managed to accumulate and achieve during the past period position us well to navigate such uncertainties and, more importantly, capture opportunities that may also arise in our regions. And as always, we will continue to focus on being humble, pragmatic, and agile while consistently driving strong execution in serving the large, underserved communities in our regions.”

First Quarter 2022 Highlights

▪	Group

o	Total GAAP revenue was US$2.9 billion, up 64.4% year-on-year.
o	Total gross profit was US$1.2 billion, up 81.3% year-on-year.
o	Total net loss was US$(580.1) million compared to US$(422.1) million for the first quarter of 2021. Total net loss excluding share-based compensation was US$(445.1) million compared to US$(320.0) million for the first quarter of 2021.
o	Total adjusted EBITDA[1] was US$(509.9) million compared to US$88.1 million for the first quarter of 2021.

▪	E-commerce

o	GAAP revenue was US$1.5 billion, up 64.4% year-on-year.
o	GAAP revenue included US$1.3 billion of GAAP marketplace revenue[2], up 75.3% year-on-year, and US$0.3 billion of GAAP product revenue[2], up 26.8% year-on-year. GAAP revenue and GAAP marketplace revenue as % of total gross merchandise value (“GMV”) increased from 7.3% and 5.7% a year ago to 8.7% and 7.2%, respectively.
o	Gross orders totaled 1.9 billion, an increase of 71.3% year-on-year.
o	GMV was US$17.4 billion, an increase of 38.7% year-on-year.
o	Gross profit margin for e-commerce improved year-on-year as we have seen faster growth of transaction-based fees and advertising income, which have higher profit margin compared to revenue generated from other value-added services. At the same time, gross profit margin of revenue generated from other value-added services also improved quarter-on-quarter.
o	Adjusted EBITDA[1] loss per order before headquarters’ common expenses (“HQ costs”) improved year-on-year and quarter-on-quarter for Shopee overall. Shopee is on track to achieve positive adjusted EBITDA before allocation of HQ costs in Southeast Asia and Taiwan by this year as we shared previously. In Southeast Asia and Taiwan, such loss was 4 cents in the first quarter of 2022, a more than 70% improvement from 12 cents for the same period in 2021.
o	In Brazil, such loss also improved by more than 45% year-on-year to US$1.52 in the first quarter of 2022.
o	After HQ costs allocation, we currently expect Shopee to achieve positive adjusted EBITDA in Southeast Asia and Taiwan by the end of next year.
o	Adjusted EBITDA for Shopee overall was US$(742.8) million compared to US$(412.9) million for the first quarter of 2021. Adjusted EBITDA loss per order was US$0.40 in the first quarter of 2022, compared to US$0.38 for the same period in 2021, which was mainly attributable to HQ costs increase.

▪	HQ costs increased by US$162.1 million year-on-year, which accounted for close to 50% of the total year-on-year increase in adjusted EBITDA loss. HQ costs consisted mainly of staff cost, general and administrative expenses such as building facilities and server hosting expenses.
▪	The increase in HQ costs was mostly attributable to staff cost increase, which grew by US$113.3 million. This was mainly because of headcount increase, and in particular, research and development staff increase, which cost grew by US$86.0 million, as we invested in our technological capabilities and expanded our service offerings.

o	In Southeast Asia and in Taiwan respectively, Shopee continued to rank first in the Shopping category by average monthly active users and total time spent in app for the first quarter of 2022, according to data.ai3.
o	In Indonesia, where Shopee is the largest e-commerce platform, gross orders grew by around 77% year-on-year. Shopee also continued to rank first in the Shopping category by average monthly active users and total time spent in app for the first quarter of 2022, according to data.ai3.
o	Shopee Brazil continued to rank first in the Shopping category by downloads and total time spent in app and second by average monthly active users for the first quarter of 2022, according to data.ai3. Shopee Brazil also ranked first in the Shopping category by monthly active users in March and April 2022, according to data.ai3.
o	Globally, Shopee was the top ranked app in the Shopping category by downloads in the first quarter of 2022, according to data.ai3. In the same category, for Google Play, Shopee also ranked first globally by total time spent in app and second by average monthly active users in the first quarter of 2022, according to data.ai3.

▪	Digital Entertainment

o	GAAP revenue was US$1.1 billion, up 45.3% year-on-year.
o	Bookings[4] were US$0.8 billion, compared to US$ 1.1 billion for the first quarter of 2021. This represents compounded annual growth of 27% from the first quarter of 2020.
o	Adjusted EBITDA[1] was US$431.4 million, compared to US$717.3 million for the first quarter of 2021.
o	Adjusted EBITDA represented 52.2% of bookings for the first quarter of 2022, compared to 64.4% for the first quarter of 2021.
o	Quarterly active users were 615.9 million, compared to 648.8 million for the first quarter of 2021. This represents compounded annual growth of almost 24% from the first quarter of 2020.
o	Quarterly paying users were 61.4 million, representing paying user ratio of 10.0% for the first quarter compared to 12.3% for the same period in 2021. Meanwhile, this represents increase from paying user ratio of 8.9% in the first quarter of 2020.
o	Average bookings per user were US$1.3, compared to US$1.7 for the first quarter of 2021.
o	Our self-developed global hit game, Free Fire, continued to maintain top global rankings in user and grossing metrics. It remained the most downloaded mobile game globally in the first quarter of 2022, according to data.ai3. In the same category, for Google Play, Free Fire also ranked third globally by average monthly active users in the first quarter of 2022, according to data.ai3.
o	Free Fire continued to be the highest grossing mobile game in Southeast Asia and Latin America for the first quarter of 2022, according to data.ai3. Free Fire has maintained this leading position for the past 11 consecutive quarters in Southeast Asia and in Latin America.
o	In the United States, Free Fire was the highest grossing mobile battle royale game for 5 consecutive quarters for the first quarter of 2022, according to data.ai3.

▪	Digital Financial Services

o	GAAP revenue was US$236.0 million, up 359.9% year-on-year.
o	Adjusted EBITDA[1] was US$(124.9) million, compared to US$(153.1) million for the first quarter of 2021.
o	Quarterly active users[5] across our SeaMoney products and services reached 49.0 million, up 78.2% year-on-year.
o	In Indonesia, which has the most comprehensive set of products and services among our markets, over 30% of the quarterly active users have used multiple SeaMoney products or services in the first quarter of 2022.
o	Total payment volume for the mobile wallet was US$5.1 billion, up 48.5% year-on-year.
o	In April, application for digital bank license by a consortium led by Sea and YTL Digital Capital Sdn Bhd. was approved by the Minister of Finance Malaysia.

Full Year 2022 Guidance Update

Given the elevated macro uncertainties, we now see a wider dispersion of potential scenarios for Shopee for the full year of 2022 and hence are revising our e-commerce guidance to correspondingly reflect this view. We now expect GAAP revenue for e-commerce to be between US$8.5 billion and US$9.1 billion, representing 71.8% growth from 2021 at the midpoint of the broader guidance, compared to the previous guidance of between US$8.9 billion and US$9.1 billion.

1 For definitions of total adjusted EBITDA and adjusted EBITDA for digital entertainment, e-commerce and digital financial services segments, please refer to the “Non-GAAP Financial Measures” section.

2 GAAP marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services. GAAP product revenue mainly consists of revenue generated from direct sales.

3 Rankings data for data.ai is based on combined data from the Google Play and iOS App Stores, unless otherwise stated. Southeast Asia rankings are based on Indonesia, Malaysia, Philippines, Singapore, Thailand, and Vietnam. Latin America rankings are based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay. Rankings data for Free Fire includes both Free Fire and Free Fire MAX.

4 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

5 Quarterly active users for digital financial services segment are defined as users who had at least one financial transaction with SeaMoney products and services during the quarter. Transactions include payments or receipts with our mobile wallet, loan disbursements, maintenance of balance in our banks or purchase of insurance policies on the Shopee platform.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended March 31,
	2021	2022
	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	781,335	1,135,169	45.3%
E-commerce and other services	772,382	1,499,611	94.2%
Sales of goods	209,927	264,791	26.1%
	1,763,644	2,899,571	64.4%
Cost of revenue
Cost of service
Digital Entertainment	(248,240)	(309,185)	24.6%
E-commerce and other services	(674,538)	(1,176,477)	74.4%
Cost of goods sold	(195,457)	(243,881)	24.8%
	(1,118,235)	(1,729,543)	54.7%
Gross profit	645,409	1,170,028	81.3%
Other operating income	75,088	73,655	(1.9)%
Sales and marketing expenses	(678,922)	(1,005,174)	48.1%
General and administrative expenses	(248,858)	(396,133)	59.2%
Research and development expenses	(141,130)	(340,408)	141.2%
Total operating expenses	(993,822)	(1,668,060)	67.8%
Operating loss	(348,413)	(498,032)	42.9%
Non-operating loss, net	(23,252)	(6,060)	(73.9)%
Income tax expense	(51,025)	(81,806)	60.3%
Share of results of equity investees	599	5,762	861.9%
Net loss	(422,091)	(580,136)	37.4%
Net loss excluding share-based compensation (1)	(320,016)	(445,130)	39.1%
Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders (1)	(0.62)	(0.80)	29.0%
Change in deferred revenue of Digital Entertainment	332,483	(308,921)	(192.9)%
Adjusted EBITDA for Digital Entertainment (1)	717,309	431,360	(39.9)%
Adjusted EBITDA for E-commerce (1)	(412,897)	(742,820)	79.9%
Adjusted EBITDA for Digital Financial Services (1)	(153,088)	(124,898)	(18.4)%
Adjusted EBITDA for Other Services (1)	(58,157)	(64,627)	11.1%
Unallocated expenses (2)	(5,057)	(8,902)	76.0%
Total adjusted EBITDA (1)	88,110	(509,887)	(678.7)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021

Revenue

Our total GAAP revenue increased by 64.4% to US$2.9 billion in the first quarter of 2022 from US$1.8 billion in the first quarter of 2021. The increase was mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: GAAP revenue increased by 45.3% to US$1.1 billion in the first quarter of 2022 from US$781.3 million in the first quarter of 2021. This increase was primarily due to recognition of accumulated deferred revenue from previous quarters.

•	E-commerce and other services: GAAP revenue increased by 94.2% to US$1.5 billion in the first quarter of 2022 from US$772.4 million in the first quarter of 2021. This increase was primarily driven by the growing adoption of products and services across our e-commerce and digital financial services businesses.

•	Sales of goods: GAAP revenue increased by 26.1% to US$264.8 million in the first quarter of 2022 from US$209.9 million in the first quarter of 2021, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 54.7% to US$1.7 billion in the first quarter of 2022 from US$1.1 billion in the first quarter of 2021.

•	Digital Entertainment: Cost of revenue increased by 24.6% to US$309.2 million in the first quarter of 2022 from US$248.2 million in the first quarter of 2021. The increase was largely in line with the increase in our digital entertainment revenue.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 74.4% to US$1.2 billion in the first quarter of 2022 from US$674.5 million in the first quarter of 2021. The increase was primarily due to higher costs of logistics from order growth, and other costs driven by the growth of our e-commerce marketplace.

•	Cost of goods sold: Cost of goods sold increased by 24.8% to US$243.9 million in the first quarter of 2022 from US$195.5 million in the first quarter of 2021. The increase was largely in line with the increase in our revenue from sales of goods.

Other Operating Income

Our other operating income was US$73.7 million and US$75.1 million in the first quarter of 2022 and 2021, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 48.1% to US$1.0 billion in the first quarter of 2022 from US$678.9 million in the first quarter of 2021. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2021	2022	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	56,812	77,178	35.8%
E-commerce	451,554	699,471	54.9%
Digital Financial Services	151,909	184,881	21.7%

•	Digital Entertainment: Sales and marketing expenses increased by 35.8% to US$77.2 million in the first quarter of 2022 from US$56.8 million in the first quarter of 2021. The increase was primarily due to higher content and online marketing costs as we continue to deepen the engagement with our gamers’ community and deepen investment in long-term brand building.

•	E-commerce: Sales and marketing expenses increased by 54.9% to US$699.5 million in the first quarter of 2022 from US$451.6 million in the first quarter of 2021. The increase was primarily attributable to the ramping up of marketing incentives and online marketing efforts, as we continue investing in capturing market opportunities and expanding across markets.

•	Digital Financial Services: Sales and marketing expenses increased by 21.7% to US$184.9 million in the first quarter of 2022 from US$151.9 million in the first quarter of 2021. The increase was mainly due to our efforts to promote adoption of our mobile wallet services.

General and Administrative Expenses

Our general and administrative expenses increased by 59.2% to US$396.1 million in the first quarter of 2022 from US$248.9 million in the first quarter of 2021. This increase was primarily due to credit losses from our digital financial services business, higher office facilities and related expenses, as well as higher staff cost from increased headcount to support the business growth.

Research and Development Expenses

Our research and development expenses increased by 141.2% to US$340.4 million in the first quarter of 2022 from US$141.1 million in the first quarter of 2021, primarily attributable to higher staff cost from increased headcount, as we invested in our technological capabilities and expanded our service offerings.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss) and foreign exchange gain (loss). We recorded a net non-operating loss of US$6.1 million in the first quarter of 2022, compared to a net non-operating loss of US$23.3 million in the first quarter of 2021.

Our interest expense was lower by US$15.3 million in the first quarter of 2022, as compared to the first quarter of 2021, primarily due to our adoption of an accounting standard update, ASU 2020-06, which simplifies the accounting for our convertible notes, from beginning of 2022. As a result of this adoption, our convertible notes balances have increased and additional paid-in capital and accumulated deficit have decreased accordingly. The adoption also resulted in reduction in interest expense in the first quarter of 2022 and will result in reduction in interest expenses in subsequent periods until the convertible notes are settled.

Income Tax Expense

We had a net income tax expense of US$81.8 million and US$51.0 million in the first quarter of 2022 and 2021, respectively. The income tax expense in the first quarter of 2022 was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$580.1 million and US$422.1 million in the first quarter of 2022 and 2021, respectively.

Net Loss Excluding Share-based Compensation

Net loss excluding share-based compensation, was US$445.1 million and US$320.0 million in the first quarter of 2022 and 2021, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation, was US$0.80 and US$0.62 in the first quarter of 2022 and 2021, respectively.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on May 17, 2022 7:30 PM Singapore / Hong Kong Time on May 17, 2022
Webcast link:	https://services.choruscall.com/mediaframe/webcast.html?webcastid=HsBL2mVc
Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063
Passcode for Participants:	4420440

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on equity offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Net loss excluding share-based compensation” represents net loss before share-based compensation. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation is a significant expense.

•	“Net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation is a significant expense.

•	“Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended March 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	657,488	(810,571)	(133,908)	(67,133)	(143,908)	(498,032)
Net effect of changes in deferred revenue and its related cost	(236,514)	-	-	-	-	(236,514)
Depreciation and Amortization	10,386	67,751	9,010	2,506	-	89,653
Share-based compensation	-	-	-	-	135,006	135,006
Adjusted EBITDA	431,360	(742,820)	(124,898)	(64,627)	(8,902)	(509,887)

	For the Three Months ended March 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	431,864	(456,630)	(156,827)	(59,688)	(107,132)	(348,413)
Net effect of changes in deferred revenue and its related cost	277,539	-	-	-	-	277,539
Depreciation and Amortization	7,906	43,733	3,739	1,531	-	56,909
Share-based compensation	-	-	-	-	102,075	102,075
Adjusted EBITDA	717,309	(412,897)	(153,088)	(58,157)	(5,057)	88,110

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Three Months ended March 31,
	2021	2022
	$	$
Net loss	(422,091)	(580,136)
Share-based compensation	102,075	135,006
Net loss excluding share-based compensation	(320,016)	(445,130)

Net (profit) loss attributable to non-controlling interests	(599)	327
Net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders	(320,615)	(444,803)

Weighted average shares used in loss per share computation:

Basic and diluted	514,780,897	556,217,418

Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders	(0.62)	(0.80)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended March 31,
	2021	2022
	$	$
Revenue
Service revenue
Digital Entertainment	781,335	1,135,169
E-commerce and other services	772,382	1,499,611
Sales of goods	209,927	264,791

Total revenue	1,763,644	2,899,571

Cost of revenue
Cost of service
Digital Entertainment	(248,240)	(309,185)
E-commerce and other services	(674,538)	(1,176,477)
Cost of goods sold	(195,457)	(243,881)

Total cost of revenue	(1,118,235)	(1,729,543)
Gross profit	645,409	1,170,028

Operating income (expenses):
Other operating income	75,088	73,655
Sales and marketing expenses	(678,922)	(1,005,174)
General and administrative expenses	(248,858)	(396,133)
Research and development expenses	(141,130)	(340,408)
Total operating expenses	(993,822)	(1,668,060)

Operating loss	(348,413)	(498,032)
Interest income	7,518	10,781
Interest expense	(26,939)	(11,617)
Investment loss, net	(9,462)	(235)
Foreign exchange gain (loss)	5,631	(4,989)
Loss before income tax and share of results of equity investees	(371,665)	(504,092)
Income tax expense	(51,025)	(81,806)
Share of results of equity investees	599	5,762
Net loss	(422,091)	(580,136)

Net (profit) loss attributable to non-controlling interests	(599)	327
Net loss attributable to Sea Limited’s ordinary shareholders	(422,690)	(579,809)

Loss per share:
Basic and diluted	(0.82)	(1.04)

Weighted average shares used in loss per share computation:	514,780,897	556,217,418
Basic and diluted

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2021	2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	9,247,762	7,683,666
Restricted cash	1,551,635	1,386,066
Accounts receivable, net of allowance for credit losses of $5,772 and $4,582, as of December 31, 2021 and March 31, 2022 respectively	388,308	280,115
Prepaid expenses and other assets	1,401,863	1,379,069
Loans receivable, net of allowance for credit losses of $91,504 and $144,312, as of December 31, 2021 and March 31, 2022 respectively	1,500,954	1,827,831
Inventories, net	117,499	139,690
Short-term investments	911,281	1,116,851
Amounts due from related parties	16,095	16,608
Total current assets	15,135,397	13,829,896

Non-current assets
Property and equipment, net	1,029,963	1,184,399
Operating lease right-of-use assets, net	649,680	917,138
Intangible assets, net	52,517	61,266
Long-term investments	1,052,861	1,418,955
Prepaid expenses and other assets	124,521	166,046
Loans receivable, net of allowance for credit losses of $6,172 and $5,057, as of December 31, 2021 and March 31, 2022 respectively	28,964	36,902
Restricted cash	38,743	48,404
Deferred tax assets	103,755	108,936
Goodwill	539,624	562,697
Total non-current assets	3,620,628	4,504,743
Total assets	18,756,025	18,334,639

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2021	2022
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	213,580	287,087
Accrued expenses and other payables	3,531,187	3,519,048
Advances from customers	244,574	247,912
Amounts due to related parties	74,738	73,647
Bank borrowings	100,000	–
Operating lease liabilities	186,494	228,862
Deferred revenue	2,644,463	2,259,390
Income tax payable	181,400	238,139
Total current liabilities	7,176,436	6,854,085

Non-current liabilities
Accrued expenses and other payables	76,234	90,023
Operating lease liabilities	491,313	725,287
Deferred revenue	104,826	191,072
Convertible notes (1)	3,475,708	4,175,377
Deferred tax liabilities	6,992	7,292
Unrecognized tax benefits	107	107
Total non-current liabilities	4,155,180	5,189,158
Total liabilities	11,331,616	12,043,243

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2021	2022
	$	$
Shareholders’ equity
Class A Ordinary shares	204	255
Class B Ordinary shares	74	23
Additional paid-in capital (1)	14,622,292	13,955,746
Accumulated other comprehensive loss	(28,519)	(33,365)
Statutory reserves	6,144	6,144
Accumulated deficit (1)	(7,201,498)	(7,667,583)
Total Sea Limited shareholders’ equity	7,398,697	6,261,220
Non-controlling interests	25,712	30,176
Total shareholders’ equity	7,424,409	6,291,396
Total liabilities and shareholders’ equity	18,756,025	18,334,639

(1) The Company adopted ASU 2020-06 on January 1, 2022 using modified retrospective method and the cumulative effects have been adjusted via retained earnings opening balance. As a result of adoption, our convertible notes balances have increased and additional paid-in capital and accumulated deficit have decreased accordingly.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three Months ended March 31,
	2021	2022
	$	$
Net cash generated from (used in) operating activities	318,279	(723,651)
Net cash used in investing activities	(504,313)	(1,130,683)
Net cash generated from financing activities	41,562	142,381
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(46,289)	(8,051)
Net decrease in cash, cash equivalents and restricted cash	(190,761)	(1,720,004)
Cash, cash equivalents and restricted cash at beginning of the period	7,053,393	10,838,140
Cash, cash equivalents and restricted cash at end of the period	6,862,632	9,118,136

Net cash used in investing activities amounted to US$1.1 billion for the first quarter of 2022.

This was primarily attributable to an increase in loans receivable of US$410 million to support the growth of digital financial services businesses, as well as net placement of US$333 million into time deposits and liquid investment products for better cash yield management.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	1,135,169	1,516,461	235,951	11,990	-	2,899,571
Operating income (loss)	657,488	(810,571)	(133,908)	(67,133)	(143,908)	(498,032)
Non-operating loss, net						(6,060)
Income tax expense						(81,806)
Share of results of equity investees						5,762
Net loss						(580,136)

	For the Three Months ended March 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	781,335	922,294	51,302	8,713	-	1,763,644
Operating income (loss)	431,864	(456,630)	(156,827)	(59,688)	(107,132)	(348,413)
Non-operating loss, net						(23,252)
Income tax expense						(51,025)
Share of results of equity investees						599
Net loss						(422,091)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.